Exhibit 99.2

Navios Maritime Partners L.P.

Announces

Appointment of Dimitris Papastefanou Gkouras to Board of Directors

Piraeus, Greece, July 2, 2013—Navios Maritime Partners L.P. (“Navios Partners”) (NYSE: NMM), an owner and operator of dry cargo vessels, announced today the appointment of Dimitris Papastefanou Gkouras to its Board of Directors.

Mr. Papastefanou Gkouras has held positions in Greek and European banks as a senior shipping executive for over 30 years. Mr. Papastefanou Gkouras earned a bachelor’s degree in Economics and History from the American College of Greece–Deree and a Diploma in Economic Analysis from the University of Kent.

“We are delighted Mr. Papastefanou Gkouras has joined our board and believe that his expertise and counsel will be significant assets to our company,” said Ms. Angeliki Frangou, Chairman and CEO of Navios Maritime Partners L.P.

Dimitris Papastefanou Gkouras fills the seat made vacant by the resignation of Michael Sarris.

About Navios Maritime Partners L.P.

Navios Partners (NYSE: NMM) is a publicly traded master limited partnership which owns and operates dry cargo vessels. For more information, please visit our website at www.navios-mlp.com.

Forward Looking Statements

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and Navios Partners’ growth strategy and measures to implement such strategy; including expected vessel acquisitions and entering into further time charters. Words such as “may,” “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates,” and variations of such words and similar expressions are intended to identify forward-looking statements. Such statements include comments regarding expected revenue and time charters. Although the Navios Partners believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of Navios Partners. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to changes in the demand for dry bulk vessels, competitive factors in the market in which Navios Partners operates; risks associated with operations outside the United States; and other factors listed from time to time in the Navios Partners’ filings with the Securities and Exchange Commission. Navios Partners expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Navios Partners’ expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Public & Investor Relations Contact:

Navios Maritime Partners L.P.

+1.212.906.8645

Investors@navios-mlp.com

Nicolas Bornozis

Capital Link, Inc.

+1.212.661.7566

naviospartners@capitallink.com